UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: October 27, 2016

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Offshore Partners L.P. dated October 27, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: October 27, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS’ CEO, CFO AND

BOARD MEMBER PETER EVENSEN TO RETIRE

Hamilton, Bermuda, October 27, 2016 – Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), announced the following changes to its Board and management team:

•

Peter Evensen, CEO, CFO and a Director of Teekay Offshore GP LLC, has informed the Partnership of his intention to retire from these positions effective January 31, 2017, after 10 years with the Partnership. In addition, Mr. Evensen will also retire from his positions as President and Chief Executive Officer and a Director of Teekay Corporation (Teekay), CEO, CFO and a Director of Teekay LNG Partners L.P.’s general partner, and a Director of Teekay Tankers Ltd.

•

Kenneth Hvid, the current President and CEO of Teekay Offshore Group Ltd. and a Director of Teekay Offshore, has been appointed to succeed Mr. Evensen as President and CEO of Teekay upon Mr. Evensen’s retirement on January 31, 2017.

•

Ingvild Sæther (48), will take over Mr. Hvid’s position as President and CEO of Teekay Offshore Group Ltd., a management services company that will assume Mr. Evensen’s operational and strategic roles by providing services to the Partnership’s subsidiaries (together with the Partnership, the Teekay Offshore Group). Ms. Sæther currently is an Executive Committee Member and President, Teekay Offshore Logistics of Teekay Offshore Group Ltd., overseeing Teekay’s global shuttle tanker business as well as initiatives in the floating storage offtake business and related offshore activities. Ms. Sæther joined Teekay in 2002 as a result of Teekay’s acquisition of Navion AS from Statoil ASA. Since joining Teekay, Ms. Sæther has held management positions in Teekay’s conventional tanker business until 2007, when she assumed the commercial responsibility for Teekay’s shuttle tanker activities in the North Sea and in 2011, Ms. Sæther assumed the position of President, Teekay Offshore Logistics. Ms. Sæther has over 25 years of experience in the shipping and offshore sector, and has been engaged in a number of boards and associations related to the industry.

“It has been an honor and a privilege to lead the Teekay Offshore Group, and I am confident that Ingvild Sæther will continue that success,” commented Mr. Evensen. “Ingvild has led a team that has consistently improved the results from our shuttle tanker business as well as strategically positioned us well for future opportunities within this segment. As a highly experienced leader, I am confident that Ingvild in this broader role will enable the teams to continue to create strong results.”

“On behalf of the entire Teekay Offshore GP LLC Board, I would like to thank Mr. Evensen for the significant contributions he has made in growing Teekay Offshore to become one of the world’s largest shuttle tanker and FPSO owners and operators since its initial public offering 10 years ago,” commented Mr. Sean Day, Chairman of Teekay Offshore GP LLC’s Board of Directors. “Ms. Sæther’s extensive experience in the industry will be instrumental as the Teekay Offshore Group continues to execute on its existing growth initiatives.”

“I am honored to take on this new opportunity and continue building on the Teekay Offshore Group’s success,” commented Ms. Sæther. “The Teekay Offshore Group is well-positioned with our market-leading businesses in the offshore oil production sector. We will continue to focus on providing strong operational performance, building our customer relationships, strengthening our balance sheet, and delivering our conversion and newbuilding projects, which are expected to provide significant cash flow growth in the future.”

About Teekay Offshore

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production, storage, long-distance towing and offshore installation and maintenance and safety services to the oil industry, primarily focusing on oil production-related activities of its customers and operating in offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Teekay Offshore is structured as a publicly-traded master limited partnership (MLP) with consolidated assets of approximately $5.7 billion, comprised of 64 offshore assets, including floating production, storage and offloading (FPSO) units, shuttle tankers, floating storage and offtake (FSO) units, units for maintenance and safety (UMS), long-distance towing and offshore installation vessels and conventional tankers. The majority of Teekay Offshore’s fleet is employed on medium-term, stable contracts.

Teekay Offshore Partners’ common units and Series A and B preferred units trade on the New York Stock Exchange under the symbol “TOO”, “TOO PR A” and “TOO PR B”, respectively.

For Investor Relations

enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the timing of Mr. Evensen’s retirement; and the Partnership’s growth projects, future results and growth opportunities. The factors discussed in Teekay Offshore’s filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2015, are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and these factors should be considered in evaluating any such statement. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.